UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K



 X ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE --- ACT OF 1934

For the fiscal year ended December 31, 2006
                          -----------------

                 OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE --- ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 333-55118
                       ---------



              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN
             ------------------------------------------------------
                            (Full title of the plan)


                           General Motors Corporation
              300 Renaissance Center, Detroit, Michigan 48265-3000
              ----------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)



Registrant's telephone number, including area code (313) 556-5000

       Notices and communications from the
       Securities and Exchange Commission
       relative to this report should be
       forwarded to:



                                            Nick S. Cyprus
                                            Controller and
                                            Chief Accounting Officer
                                            General Motors Corporation
                                            300 Renaissance Center
                                            Detroit, Michigan  48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a) FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
     -----------------------------------------------

                                                                     Page No.
                                                                     --------
     GMAC Insurance Personal Lines Retirement Savings Plan:
         Report of Independent Registered Public
         Accounting Firm............................................     3

         FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
           DECEMBER 31, 2006 AND 2005:
           Statements of Net Assets Available for Benefits .........     4
           Statements of Changes in Net Assets Available for
           Benefits ................................................     5
           Notes to Financial Statements ...........................     6

         SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006
           Form 5500, Schedule H, Part IV, Line 4i - Schedule
           of Assets (Held at End of Year)..........................    11

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.




(b) EXHIBIT
     -------

     Exhibit 23 - Consent of Independent Registered Public
                  Accounting Firm



SIGNATURE


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                               GMAC INSURANCE PERSONAL LINES
                                                  RETIREMENT SAVINGS PLAN
                                               -----------------------------
                                                      (Name of Plan)



Date     June 29, 2007             By
         -------------
                                               /s/Bernard Buselmeier
                                               -----------------------------
                                               (Bernard Buselmeier
                                                Chief Financial Officer
                                                GMAC Insurance Personal Lines)

Report of Independent Registered Public Accounting Firm
-------------------------------------------------------

To the Trustee and Participants of
GMAC Insurance Personal Lines Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of GMAC Insurance Personal Lines Retirement Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/DELOITTE & TOUCHE LLP
------------------------
DELOITTE & TOUCHE LLP

Raleigh, NC
June 29, 2007

              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 and 2005
-----------------------------------------------------------------------------


                                            2006             2005
                                         -----------      -----------

Assets - Participant-directed
investments                            $160,460,495     $138,148,355
                                        -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS
AT FAIR VALUE                           160,460,495      138,148,355

Adjustments from fair value to
contract value for fully
benefit-responsive investment
contracts                                   254,900          272,632
                                        -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS      $160,715,395     $138,420,987
                                        ===========      ===========



See notes to financial statements.

              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN


           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     YEARS ENDED DECEMBER 31, 2006 and 2005
-----------------------------------------------------------------------------

                                             2006           2005
                                          -----------    -----------
ADDITIONS:
----------

   Investment income:
    Net appreciation in
      fair value of investments           $ 5,445,009    $ 3,463,349
    Interest and dividends                 11,666,907      5,373,069
    Loan interest                             363,813        296,711
                                           ----------     ----------
      Net investment income                17,475,729      9,133,129
                                           ----------     ----------

   Contributions:
    Employer's                              7,153,068      5,804,474
    Participants'                           8,480,996      7,904,969
    Participants' rollovers                   756,477        871,785
                                           ----------     ----------
      Total contributions                  16,390,541     14,581,228
                                           ----------     ----------

      Total additions                      33,866,270     23,714,357
                                           ----------     ----------

DEDUCTIONS:
----------

   Benefits paid to participants           11,524,237      8,248,824
   Administrative expenses                     47,625         66,358
                                           ----------     ----------

      Total deductions                     11,571,862      8,315,182
                                           ----------     ----------

INCREASE IN NET ASSETS                     22,294,408     15,399,175

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                      138,420,987    123,021,812
                                          -----------    -----------

   End of year                           $160,715,395   $138,420,987
                                          ===========    ===========



See notes to financial statements.

              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
-----------------------------------------------------------------------------

1.  DESCRIPTION OF THE PLAN

The following description of the GMAC Insurance Personal Lines Retirement Savings Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

General -- The Plan is a defined contribution plan covering all eligible employees of GMAC Insurance Management Corporation (the "Company") and other business entities. The GMAC Insurance Personal Lines Corporation Employees' Retirement Savings Plan Advisory Committee, comprised of individuals appointed by the Company's Board of Directors, controls and manages the operation and administration of the Plan. Fidelity Management Trust Company ("Fidelity") serves as trustee of the Plan. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 ("ERISA"). The Company was 100% owned by GMAC Insurance Holdings, Inc. ("GMACI"), which is a wholly owned subsidiary of General Motors Acceptance Corporation ("GMAC"). On July 20, 2006, GMAC converted its form of organization from a Delaware corporation to a Delaware limited liability company and changed its name to GMAC LLC. Prior to November 30, 2006, GMAC LLC was wholly owed by General Motors Corporation ("GM"). On November 30, 2006, GM sold 51% of its controlling interest in GMAC LLC to FIM Holdings LLC ("FIM Holdings"). FIM Holdings is an investment consortium led by Cerberus FIM Investors LLC, the sole managing member, Citigroup Inc., Aozora Bank Ltd. and a subsidiary of the PNC Financial Services Group, Inc. GM retains a 49% interest in GMAC LLC through GM's wholly owned subsidiary, GM Finance Co. Holdings LLC.

Eligibility -- Employees, as defined by the Plan, are immediately eligible to participate in the Plan without regard to any age or service requirement. Temporary employees are eligible for participation in the Plan after one year of service providing they have worked at least 1,000 hours over 12 consecutive months, as defined by the Plan. Eligible temporary employee participation begins on the next Plan entry date, the first day of each calendar month.

Contributions -- Each year, participants may contribute from 1% to 20% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code ("IRC") limitations. The Plan also permits catch-up contributions by the participant. Employee after-tax contributions are not permitted; however, Roth contributions are allowed beginning September 1, 2006. The Company contributes 100% of the first 6% of base compensation that a participant contributes to the Plan. In 2005 a Company discretionary contribution was added to the Plan and the first payment was made in 2005 based on Company earnings for 2005. The discretionary contribution is allocated among the eligible participants in proportion to each participant's total compensation for the year. A special Company contribution was made to the Plan for 2006 for certain participants who have been excluded from retiree medical benefits. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts -- Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching and nondiscretionary contributions, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN

Investments -- Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers one common stock fund, one common trust fund, one investment grade bond fund and twenty mutual funds as investment options for participants. Effective December 1, 2006, the unitized GM Stock Fund was frozen as an investment election in the Plan.

Vesting -- Participants are vested immediately in their contributions plus actual earnings thereon. Participants are immediately fully vested in the Company's matching contributions plus actual earnings thereon.

Participant Loans -- Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits -- On termination of service, a participant may generally elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Withdrawals may also be made for certain financial hardships as defined by the Plan.

Forfeited Accounts -- At December 31, 2006 and 2005, forfeited nonvested accounts totaled $1,317 and $22,708, respectively. These accounts will be used to reduce future employer contributions. During the years ended December 31, 2006 and 2005, employer contributions were reduced by $22,708 and $0, respectively, from forfeited nonvested accounts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting -- The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties -- The Plan utilizes various investment securities including mutual funds, a common trust fund and common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition -- The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances.

              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN

The Fidelity Managed Income Portfolio is a stable value fund that is a pooled fund of the Fidelity Management Trust Company Managed Income Portfolio. The fund typically invests fixed-income securities or bond funds and may include derivative instruments such as future contracts and swap agreements. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the common trust fund and mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses -- Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Adoption of New Accounting Guidance -- The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). As required by the FSP, the statements of net assets available for benefits present common collective trust funds with underlying investments in certain types of investment contracts at fair value as well as a line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis and were not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

3.  INVESTMENTS

The Plan's investments, which represented 5% or more of the Plan's net assets available for benefits as of December 31, 2006 and 2005, are as follows:


                                 Shares                         Amounts
                              -----------------           -------------------
   Description of
     Investment               2006         2005           2006          2005
                              ----         ----           ----           ----

   Fidelity Managed
     Income
     Portfolio            25,616,317  24,287,507   $ 25,361,417  $ 24,287,507
   Spartan U.S.
     Equity Index Fund       463,452     469,760     23,256,042    20,744,608
   Fidelity Low-Priced
     Stock Fund              433,987     421,749     18,895,788    17,224,229
   Fidelity Diversified
     International Fund      498,521     393,432     18,420,348    12,802,286
   Fidelity Contrafund       213,441     189,336     13,916,338    12,261,412
   Fidelity Magellan
     Fund                    128,126     104,810     11,469,804    11,155,999
   Fidelity Puritan
     Fund                    424,901     375,444      8,485,265     7,032,064

              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,445,009 and $3,463,349, respectively, as follows:

Description of Investment                         2006                 2005
                                               ---------           ---------
Fidelity Institutional Retirement
  Services Company, mutual funds:
  Low-Priced Stock Fund                       $1,303,615            $240,326
  Diversified International Fund               1,829,339           1,437,443
  Contrafund                                      59,146           1,412,599
  Magellan Fund                               (1,857,037)            268,670
  Puritan Fund                                   495,258             (81,769)
  Growth and Income Fund                        (537,759)           (716,538)
  Mid-Cap Stock Fund                             465,405             481,021
  Investment Grade Bond Fund                          41             (91,883)
  Freedom 2000 Fund                                7,743               5,318
  Freedom 2005 Fund                               (4,007)                 (3)
  Freedom 2010 Fund                               57,845              35,556
  Freedom 2015 Fund                                6,276                 365
  Freedom 2020 Fund                              147,172             120,192
  Freedom 2025 Fund                               12,789               2,501
  Freedom 2030 Fund                              260,675             208,075
  Freedom 2035 Fund                                6,885               2,156
  Freedom 2040 Fund                               13,139               3,857
  Freedom Income Fund                              6,495               4,115
  MSIFT Value Advisor Fund                        85,427             (93,922)
  Spartan U.S. Equity Index Fund               2,813,054             612,346
General Motors Common Stock Fund                 273,508            (387,076)
                                               ---------           ---------

Net appreciation in fair value of investments $5,445,009          $3,463,349
                                               =========           =========

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of participation in a common trust fund and shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Fees paid by the Plan for certain administrative trustee fees were $47,625 and $66,358 in 2006 and 2005, respectively.

At December 31, 2006 and 2005, the Plan held 19,841 and 22,058, respectively, of common stock of General Motors Corporation, with a cost basis of $637,134 and $829,886, respectively.

5.  PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS - (concluded)

6.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006:


Net assets available for benefits per
the financial statements                                   $160,715,395
Adjustment from contract value to fair
value for fully benefit-responsive
investment contracts                                           (254,900)
                                                            -----------
Net assets available for benefits per the Form 5500        $160,460,495
                                                            ===========


The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2006.


Total additions per the financial statements                $33,866,270
Adjustment from contract value to fair
value for fully benefit-responsive
investment contracts                                           (254,900)
                                                             ----------
Total income per the Form 5500                              $33,611,370
                                                             ==========


No reconciliation was necessary as of and for the year ended December 31, 2005.

7.  FEDERAL INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company, by a letter dated November 26, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended and restated since receiving the determination letter. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.  SUBSEQUENT EVENTS

Effective May 1, 2007, the unitized GM Stock Fund was removed as an investment election from the Plan. Effective 1/1/2007, the Company also contributes a fixed 2% Company contribution.



                                   * * * * * *



              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2006


                                          Description of Investments,
                                            Including Maturity Date,
  Identity of Issue, Borrower,            Rate of Interest, Collateral,                         Current
   Lessor or Similar Party                  and Par or Maturity Value               Cost         Value
------------------------------------      -------------------------------         --------      ---------

Fidelity Institutional
  Retirement Services Company:

* Low-Priced Stock Fund                   Mutual Fund                                **      $ 18,895,788
* Diversified International Fund          Mutual Fund                                **        18,420,348
* Contrafund                              Mutual Fund                                **        13,916,338
* Magellan Fund                           Mutual Fund                                **        11,469,804
* Puritan Fund                            Mutual Fund                                **         8,485,265
* Growth and Income Fund                  Mutual Fund                                **         7,354,076
* Mid-Cap Stock                           Mutual Fund                                **         6,833,097
* Freedom 2030 Fund                       Mutual Fund                                **         4,923,795
* Investment Grade Bond Fund              Mutual Fund                                **         4,845,750
* Freedom 2020 Fund                       Mutual Fund                                **         3,272,507
* Freedom 2010 Fund                       Mutual Fund                                **         1,795,063
* Freedom Income Fund                     Mutual Fund                                **           628,335
* Freedom 2025 Fund                       Mutual Fund                                **           430,748
* Freedom 2000 Fund                       Mutual Fund                                **           430,410
* Freedom 2040 Fund                       Mutual Fund                                **           350,182
* Freedom 2035 Fund                       Mutual Fund                                **           257,112
* Freedom 2005 Fund                       Mutual Fund                                **           211,312
* Freedom 2015 Fund                       Mutual Fund                                **           194,407
* Managed Income Portfolio                Common Trust Fund                          **        25,361,417
* MSIFT Value Advisor Fund                Mutual Fund                                **         2,610,183
* Spartan U.S Equity Index Fund           Mutual Fund                                **        23,256,042
* General Motors Common Stock Fund        Common Stock Fund                          **           628,253
* Various participants                    Participant loans
                                            (maturing through 2014
                                            at interest rates of 3% to 10.5%)        **         5,890,263
                                                                                              -----------
  Total investments                                                                          $160,460,495
                                                                                              ===========
 * Permitted party-in-interest transactions.
** Cost information is not required for participant-directed investments and, therefore, is not included.
